

03002808

〆 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCARBOROUGH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE BRIDGE STREET

IRVINGTON	NEW YORK	10533
(City)	(State)	(Zip Code)
	(No. and Street)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENIS A. CARDONE   (914) 591-9200
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP

(Name – if individual, state last, first, middle name)

477 MADISON AVENUE	NEW YORK	NY	10022-5892
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 24 2003 WASH. D.C. 165 PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PROCESSED
MAR 13 2003
THOMSON FINANCIAL



OATH OR AFFIRMATION

I, ____DENIS A. CARDONE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____SCARBOROUGH SECURITIES CORPORATION_____ , as of ____DECEMBER 31,_____ , 20 _02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCARBOROUGH SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

SCARBOROUGH SECURITIES CORPORATION

**FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION**

YEAR ENDED DECEMBER 31, 2002

CONTENTS

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS .... 6 - 7

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
  REQUIRED BY RULE 17a-5 OF THE SECURITIES AND
  EXCHANGE COMMISSION 8

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
  OF THE SECURITIES AND EXCHANGE COMMISSION 9

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
  REQUIRED BY RULE 17a-5 OF THE SECURITIES AND
  EXCHANGE COMMISSION .... 10 - 11

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Scarborough Securities Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Scarborough Securities Corporation as of December 31, 2002 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scarborough Securities Corporation as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

January 22, 2003
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP

MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

1

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	12,005
Commissions receivable		225,696
	$	237,701

SHAREHOLDER'S EQUITY

Common stock, no par value; 200 shares authorized;		
100 shares issued and outstanding; stated at	$	1,000
Additonal paid-in capital		36,200
Retained earnings		200,501
Shareholder's equity	$	237,701

The accompanying notes are an integral part
of these financial statements.

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenue

Commissions	$	841,959

Expenses

Commissions	757,239
Fees and assessments	7,145
Professional fees	6,450
Franchise tax	100
	770,934

Net income	$	71,025

The accompanying notes are an integral part
of these financial statements.

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common stock		Additional paid-in capital		Retained earnings		Total	
Balance, January 1, 2002	$	1,000	$	36,200	$	129,476	$	166,676
Net income, year ended December 31, 2002		-		-		71,025		71,025
Balance, December 31, 2002	$	1,000	$	36,200	$	200,501	$	237,701

The accompanying notes are an integral part
of these financial statements.

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH

Cash flows from operating activities		
Net income	$	71,025
Changes in operating assets and liabilities		
Commissions receivable		(65,638)
Net cash provided by operating activities		5,387
Net increase in cash		5,387
Cash, beginning of year		6,618
Cash, end of year	$	12,005

The accompanying notes are an integral part
of these financial statements.

1   Significant accounting policies

Organization

Scarborough Securities Corporation (the "Company") was incorporated under the laws of the State of New York on June 10, 1997, and commenced operations on February 4, 1998. During 1998, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company concentrates its business activities as a broker of variable life insurance policies and annuity contracts. The Company, which is a member of the National Association of Securities Dealers, Inc. ("NASD"), carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Income taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be taxed as an S corporation for federal income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. A similar election has also been made for New York State purposes.

The Company has elected the cash basis of accounting for Federal and New York State income tax purposes.

Revenue recognition

Revenue, which consists principally of commissions on variable life insurance policies and annuity contracts, is recognized when earned and no longer subject to renegotiation or refund.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2   Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2002, the Company had net capital of $12,005, which was $7,005 in excess of its required minimum net capital of $5,000.

3   **Related party transactions**

The Company has entered into an agreement with Scarborough Alliance Corporation ("Alliance"), an entity that is wholly owned by the Company's sole shareholder, in which Alliance acts as the sales agent of variable life insurance policies and annuity contracts on behalf of the Company. Alliance is the insurance agency licensed by the various states in which the Company conducts business and, as required by state insurance law, is responsible for the billing and collection of the commission revenue earned by the Company. The Company pays Alliance a commission for its services. All of the Company's commissions receivable is due from Alliance.

The Company occupies office space and utilizes personnel and services provided by Alliance as part of its commission agreement with Alliance as described above. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Scarborough Securities Corporation

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Scarborough Securities Corporation as of and for the year ended December 31, 2002 and have issued our report thereon dated January 22, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

January 22, 2003
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP

MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

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COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total shareholder's equity	$	237,701
Less non allowable assets:		
Commissions receivable		225,696
Net capital	$	12,005
Minimum net capital required	$	5,000
Excess net capital	$	7,005
Excess net capital at 1,000%	$	12,005

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		-

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part
of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Scarborough Securities Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplemental schedules of Scarborough Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the followings:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-3

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP

MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

10

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

January 22, 2003
New York, New York

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